APELLA
RESOURCES INC.

SUPPL

082-03822

Apella Resources Inc.

08003687

News Release

For Immediate Release

RECEIVED
2008 JUL -9 A 8:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Apella Increases Vanadium Interests

Vancouver, BC - Wednesday, July 2nd 2008, 11:30 a.m. PDT

Apella Resources Inc. (TSX.V Symbol (APA); Frankfurt Symbol (NWN), and its Board of Directors are pleased to announce the addition of 133 claims to the Company's wholly-owned Iron-T Vanadium Project situated in Central Quebec, west of the mining centre of Matagami. 10 of the newly added claims were acquired from the original owners of the Iron-T who had previously applied for and have since received title and transferred to Apella, as part of the purchase agreement. The other 123 newly added claims were recently acquired by way of ground staking. The Iron-T Project is now comprised of a total of 150 mining claims in which Apella has a 100-per-cent interest. The claims cover parts of the renowned Bell River Complex, where previous exploration work carried out by Noranda Inc. during the 1990's delineated and confirmed the presence of vanadium, titanium and iron mineralization over a distance of about 20 km.

The Iron-T Vanadium-Titanium-Iron Project, coupled with the Company's Sideline Vanadium-Titanium-Iron Project (adjoining the well-known Lac Dore deposit) and the pending claim application covering the reported 102 million tonne/5.5 billion-pound Lac Dore deposit, clearly establishes Apella at the forefront of North American vanadium exploration and development. Apella cautions readers that the numbers and quotes pertaining to reserves are historical and pre-NI 43-101 in nature and are derived from sources outside of Apella.

Vanadium is a strategic metal, used mostly in the production of high-strength steel alloys (for tools and oil-and-gas pipelines) and specialized metal alloys for the aerospace industry. Another emerging market for Vanadium comes with the development of Vanadium-redox-flow batteries which are not only environmentally friendly, but can be charged and recharged more than 10,000 times and maintain their charge almost indefinitely. Already fully implemented in Japan, its applications range from heavy industrial use to hybrid automobiles and electronics. Russia and South Africa are currently the world's primary vanadium producers.

The Company is committed to a strategic goal of attaining production through decisive acquisition and development. To date, North America has no primary sources of Vanadium production and Apella Resources is poised to become the first.

Apella invites the public to visit its <u>NEW</u> website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

PROCESSED
JUL 11 2008
THOMSON REUTERS

END

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com